UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549



                                  FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended June 30, 1999


                           Commission File No. 1-4329


                        The Standard Products Company
                   (Gaylord, Michigan Plant) UAW Local 388
              Collectively Bargained Savings and Retirement Plan


                         COOPER TIRE & RUBBER COMPANY
             (Exact name of registrant as specified in its charter)




           DELAWARE                                          34-4297750
(State or other jurisdiction of                          (I.R.S. employer
incorporation or organization)                           identification no.)




                  Lima and Western Avenues, Findlay, Ohio  45840
                     (Address of principal executive offices)
                                  (Zip code)



                                (419) 423-1321
              (Registrant's telephone number, including area code)















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
                        The Standard Products Company

                   (Gaylord, Michigan Plant) UAW Local 388

              Collectively Bargained Savings and Retirement Plan


ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan for the fiscal year ended June 30, 1999, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors






                               SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.


                                        COOPER TIRE & RUBBER COMPANY



                                        /s/ Richard N. Jacobson
                                        --------------------------------
                                        RICHARD N. JACOBSON
                                        Assistant General Counsel
                                        Assistant Secretary

Date:  June 8, 2000
       --------------








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










                      Financial Statements and Schedules

                        The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                            June 30, 1999 and 1998

                         and Year Ended June 30, 1999

                     With Report of Independent Auditors




































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
                        The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                      Financial Statements and Schedules

                            June 30, 1999 and 1998

                         and Year Ended June 30, 1999



CONTENTS

Report of Independent Auditors                                          1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                         2

Statement of Changes in Net Assets Available for Benefits               3

Notes to Financial Statements                                           4

SCHEDULES

Line 27a - Schedule of Assets Held for Investment Purposes              9

Line 27d - Schedule of Reportable Transactions                         10




























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
                        Report of Independent Auditors



Pension Committee
The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
   Collectively Bargained Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan as of June 30, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998, and the changes in its net assets available for benefits for the year ended June 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 31, 2000









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

                        The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                                  June 30
                                                           1999           1998
                                                        ----------     ----------
INVESTMENTS:
  Standard Products Company Stock Fund                  $  618,335     $  384,444
  Vanguard Windsor II Fund                                 644,426        574,516
  Vanguard 500 Index Fund                                   52,962         11,248
  Vanguard Prime Money Market Fund                          42,149         41,580
  Vanguard STAR Fund                                       207,463        171,616
  Vanguard Retirement Savings Trust                         87,383         80,921
  Participant Loans                                         62,025         47,930
                                                         ---------      ---------
          Total investments                              1,714,743      1,312,255
                                                         ---------      ---------

RECEIVABLES:
  Employer's contributions                                   6,286          6,369
  Participants' contributions                               26,236         26,864
  Interest and dividends                                     3,896          2,422
  Loan repayments                                            1,810          2,050
                                                         ---------      ---------

          Total receivables                                 38,228         37,705
                                                         ---------      ---------

NET ASSETS AVAILABLE FOR BENEFITS                       $1,752,971     $1,349,960
                                                         =========      =========

See accompanying notes.


                        The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                            Year Ended June 30, 1999


ADDITIONS:
  Contributions-
    Employer's                                                             $   66,808
    Participants'                                                             287,664
                                                                            ---------
           Total contributions                                                354,472
                                                                            ---------

  Net appreciation in fair value of investments                                72,743
  Interest and dividends                                                      102,032
                                                                            ---------
           Total additions                                                    529,247
                                                                            ---------

DEDUCTIONS:
  Benefit payments                                                            122,031
  Other deductions                                                              4,205
                                                                            ---------
           Total deductions                                                   126,236
                                                                            ---------

NET INCREASE                                                                  403,011

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR                      1,349,960
                                                                            ---------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                           $1,752,971
                                                                            =========

See accompanying notes.














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
                        The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                        Notes to Financial Statements

                            June 30, 1999 and 1998

                        and Year Ended June 30, 1999


(1)  DESCRIPTION OF PLAN

The following description of The Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Company Collectively Bargained Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees who have completed the 90 day probationary period and are covered by the collective bargaining agreement between UAW Local 388 and The Standard Products Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 40 percent of the first 5 percent of base compensation that the participant contributes to the Plan. All employer matching contributions are invested in the Standard Products Company Common Stock Fund.

Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

Vesting

The participants are immediately vested in their contributions and the Company's contributions plus actual earnings thereon.

Participant Loans

Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest


<continued>
rate is established based on the prime rate and was 8.50 percent for all loans initiated during the Plan year. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the event of retirement, death, termination, permanent disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in the total value of their account.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Recognition

The accompanying statements of net assets available for benefits reflect the Plan's investments at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, including any expenses and fees of Vanguard Fiduciary Trust Company, the Trustee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.







<continued>

(3)  INVESTMENTS

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                        Net Realized
                                                             and
                                                         Unrealized
                                                        Appreciation
                                                          in Fair
                                                          Value of
                                                         Investments
                                                        ------------
     Common Stock                                          $26,173
     Shares of Registered Investment Companies              46,570
                                                            ------
                                                           $72,743
                                                            ======

(4) NON PARTICIPANT-DIRECTED INVESTMENTS

The Standard Products Cooper Common Stock Fund is a non participant-directed investment. Information about the significant components of changes in net assets related to the non participant-directed investments for the year ended June 30, 1999 is as follows:


     Contributions                                         $66,808
     Dividends                                               6,869
     Net appreciation in fair value of investment           26,005
     Benefit payment                                       (19,535)
     Other deductions                                         (685)
     Transfers in from other funds                          47,441

(5)  FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(6)  RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.





<continued>

(7) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

                                                              June 30
                                                          1999       1998
                                                       ---------- ----------
   Net assets available for benefits per the
     financial statements                              $1,752,971 $1,349,960
   Amounts allocated to withdrawing participants           (4,016)    (6,011)
                                                        ---------  ---------
   Net assets available for benefits per the Form 5500 $1,748,955 $1,343,949
                                                        =========  =========

The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500:

                                                              Year Ended
                                                             June 30, 1999
                                                             -------------
   Benefits paid to participants per the financial
     statements                                                 $122,031
   Add- Amounts allocated to withdrawing participants
     at June 30, 1999                                              4,016
   Less- Amounts allocated to withdrawing participants
     at June 30, 1998                                             (6,011)

                                                                 -------
   Benefits paid to participants per the Form 5500              $120,036
                                                                 =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.

(8)  SUBSEQUENT EVENTS

On October 27, 1999, all of the outstanding common stock shares of Standard Products were acquired by Cooper Tire & Rubber Company (Cooper) for $36.50 per share and Standard Products became a wholly-owned subsidiary of Cooper. The Plan has not been terminated and it is the Company's intention to continue operating the Plan as described in the Plan document.












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

                        The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                          EIN: 34-0549970 - Plan: 014

          Line 27a - Schedule of Assets Held for Investment Purposes

                             As of June 30, 1999

 Shares/                                                             Current
Par Value                 Description                    Cost         Value
---------                 -----------                -----------   ----------
 45,068    *Standard Products Company Stock Fund     $   497,598   $  618,335

 19,623    *Vanguard Windsor II Fund                     539,052      644,426

    418    *Vanguard 500 Index Fund                       44,388       52,962

 42,149    *Vanguard Prime Money Market Fund              42,149       42,149

 10,868    *Vanguard STAR Fund                           185,515      207,463

 87,383    *Vanguard Retirement Savings Trust             87,383       87,383

    N/A    *Participant Loans, interest rate 8.50%             -       62,025
                                                       ---------    ---------
                   Total                              $1,396,085   $1,714,743
                                                       =========    =========

*Represents a party-in-interest





















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

                        The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                          EIN: 34-0549970 - Plan: 014

                 Line 27d - Schedule of Reportable Transactions

                       For the Year Ended June 30, 1999


During the year ended June 30, 1999, the Plan had the following "reportable transactions", as defined, involving an amount in excess of 5% of the net assets available for plan benefits at the beginning of the year, July 1, 1998:

                                 Sale Proceeds/    Historical
      Description                Purchase Cost        Cost        Gain
      -----------                -------------     ----------    -------
Category (iii) Series of transactions in excess of 5%:

Standard Products Company
  Stock Fund
    Sales                          $ 56,851         $ 55,525     $ 1,326
    Purchases                       238,564          238,564        N/A

Vanguard Windsor II Fund
    Sales                           190,156          168,957      21,199
    Purchases                       251,738          251,738        N/A

Vanguard STAR Fund
    Sales                            34,696           32,825       1,871
    Purchases                        66,045           66,045        N/A



Note: The purchase and selling price for each reportable transaction represents its fair value at the time of acquisition or disposition.














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
                                                                  Exhibit (23)

                       Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-01921) pertaining to The Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan (the Plan) of our report dated May 31, 2000, with respect to the Plan's financial statements and schedules included in this Annual Report (Form 11-K) for the year ended June 30, 1999.





                                                  /s/ Ernst & Young LLP
                                                  ---------------------
                                                  ERNST & YOUNG LLP

Toledo, Ohio
June 8, 2000







































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